FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: .............................................926 West Sprague Avenue
                                                                                      Suite 200
                                                                                      Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F X .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  __  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Forward Looking Statements

     The information presented or incorporated by reference in this Form 6-K contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following:

     Our mining assets are concentrated in Venezuela and our operations are subject to inherent local risks; Our future results depend on Brisas; We do not currently, and may never, have sufficient funds to develop our mineral properties, including Brisas; Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that our development activities will result in profitable mining operations; Actual mineralization may vary from current estimates in the future; Risks inherent in the mining industry could have a significant impact on our future operations; Operating losses are expected to continue until we construct an operating mine; We may incur costs in connection with future reclamation activities that may have a material adverse effect on our earnings and financial condition; The volatility of the price of gold and copper could have a negative impact upon our current and future operations; Future hedging activities could negatively impact future operating results; We may lose our foreign private issuer status as a result of future offerings, which could result in significant additional costs and expenses to us; Changes in critical accounting estimates could adversely affect our financial results; Material weaknesses relating to our internal controls over financial reporting could adversely affect our financial results or condition and share price; and any inability to attract and retain key personnel in the future could have a significant impact on future operating results.

     This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk factors” in our Annual Information Form.

     Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

     The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

     Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report to shareholders or any documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Investors are urged to read our filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from our administrative office.

Exhibits

The following are filed as exhibits to this Form 6-K:

Exhibit
Number	Description

99.1	March 31, 2007 Interim Financial Report To Shareholders
99.2	Chief Executive Officer’s certification of interim filings
99.3	Chief Financial Officer’s certification of interim filings

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
May 11, 2007

Exhibit Index
Exhibit
Number	Description
99.1	March 31, 2007 Interim Financial Report To Shareholders

EXHIBIT 99.1

GOLD RESERVE INC.

March 31, 2007

Interim Financial Report to Shareholders

U.S. Dollars (unaudited)

Operations Overview

BRISAS

     Our primary mining asset, the Brisas gold and copper project (“Brisas”), is located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela. In February 2005, we, together with independent consultants, completed the Brisas Bankable Feasibility Study. In November 2006, Pincock, Allen & Holt (“PAH”) updated the mineral resource and reserve estimate and prepared a 43-101 report (the “Brisas Report”) for Brisas.

     The principal component of Brisas is a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession. Together these concessions contain substantially all of the mineralization identified in the Brisas Report. Brisas also includes a number of other concessions, Corporacion Venezolana de Guayana ("CVG") work contracts and pending applications for land use authorizations and easements relating to as much as 11,000 hectares of land parcels adjacent to or near the existing Brisas concessions.

     The predecessor to the Ministry of Basic Industries and Mining (the “MIBAM”) approved the Brisas operating plan during 2003. Approval of the operating plan by the MIBAM was a prerequisite for submitting the Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (“ESIA”) to the Ministry of Environment (“MINAMB”).

     Our ESIA was submitted to the MINAMB during July 2005. In early 2007 the MINAMB accepted the ESIA, which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas, and on March 27, 2007 issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas. While the issuance of the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas does not permit us to exploit the gold and copper mineralization at Brisas at this time, this permit allows us to commence certain infrastructure work detailed below, including various construction activities at or near the mine site.

     The timing of our immediate and future activities on the project is subject to a number of milestones, the most important being, obtaining adequate debt and equity funding allowing us to proceed with construction activities and thereafter put Brisas into production.

     Our initial construction activities will include mobilization of SNC-Lavalin, our Engineering Procurement and Construction Management (“EPCM”) contractor, pit dewatering, construction of a man-camp and office complex, clearing and earthworks for the mill site, and construction of a tailings management facility footprint, eight sedimentation ponds, a power-line corridor, a 5.7 km conveyor belt and service road corridor, lay down areas, a rock quarry, a sanitary fill and all other related mine site preparation works. In addition we will continue key activities related to the detailed engineering and the pursuit of additional authorizations and permits. The timeline for the activities covered by the recently approved permit is subject to the receipt of additional funding and is estimated to be 14-16 months at an estimated cost of approximately $100 million.

     We are currently working with the MINAMB on an environmental and social evaluation related to the collective environmental impact of Brisas and surrounding mining and infrastructure projects. During this assessment period and upon the completion of the evaluation, we expect to receive additional permits or authorizations from the MINAMB that relate to additional infrastructure approval and the approval of the exploitation phase. We also continue to pursue additional permits and authorizations from various local, state and federal agencies. We anticipate an overall 30 month construction period for Brisas and, assuming we receive the required exploitation permit and appropriate authorizations, we expect commissioning and achievement of commercial production shortly thereafter. Our estimate of the capital cost for Brisas as of April 2006 is $638 million over the remaining construction period. Our current capital cost estimate excludes value added taxes and import duties, which we expect will be refundable, but could total as much as $50 million.

Brisas Report

     Since the completion of the 2005 Feasibility Study, we have continued to update the inputs and assumptions contained therein. In April 2006, we updated our estimate of initial capital costs for Brisas and in November 2006, PAH updated the mineral resource and reserve estimate and prepared a new Canadian Securities Act (“CSA”) National Instrument 43-101report for Brisas, which is summarized below.

     The Brisas operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, $400 per ounce of gold and $1.15 per pound of copper. The Brisas Report anticipates that Brisas, at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

     For purposes of economic analysis, the base case economic model utilizes an average price of $470 per ounce gold and $1.80 per pound copper based on the historical three-year rolling average for metal prices as of September 2006. At such prices, cash operating costs (net of copper credits) are estimated at $126 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital (excluding sunk cost), are estimated to be $245 per ounce of gold.

     The estimated initial capital cost, as of April 2006, to construct and place Brisas into production totaling $638 million excludes value added taxes currently estimated at $50 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. In October 2006, the Venezuelan government passed a law exempting certain imported items from VAT and import duties and more recently announced its intention to reduce the VAT tax to 9% in July 2007 and eventually eliminate VAT within three years. To the extent available or required, we plan to submit the required applications for all available exonerations and expect to obtain such exonerations prior to the construction of the project.

MINERAL RESOURCE AND RESERVE ESTIMATE

     In November 2006 PAH calculated an updated mineral resource and reserve estimate in accordance with CSA National Instrument 43-101which is summarized in the tables below. The qualified persons involved in the property evaluation and resource and reserve estimate were Richard Lambert, P.E. and Richard Addison, P.E. of Pincock, Allen & Holt and Susan Poos, P.E. of Marston & Marston Inc.

      Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

     This quarterly report uses the terms “measured,” “indicated” and “inferred” resource. We advise U.S. investors that while these terms are recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves. Further, an "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Also, disclosure of contained ounces is permitted under Canadian regulations however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

MINERAL RESOURCE ESTIMATE

     The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:

(kt=1,000 tonnes)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade	kt	(gpt)	(%)	kt	(gpt)	(%)	kt	(gpt)	(%)

0.40 gpt	250,565	0.69	0.12	323,371	0.64	0.13	573,936	0.66	0.13

(In Millions)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade		oz.	lb.		oz.	lb.		oz.	lb.

0.40 gpt	–	5.527	657	–	6.621	927	–	12.148	1,584

     The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 115.0 million tonnes containing 0.590 grams gold per tonne and 0.12 percent copper, or 2.18 million ounces of gold and 294 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per gold ounce and $1.15 per pound copper.

MINERAL RESERVE ESTIMATE

	Reserve			Au	Cu	Waste	Total
	tonnes	Au Grade	Cu Grade	ounces	pounds	tonnes	tonnes	Strip
Class	(millions)	(gpt)	(%)	(thousands)	(millions)	(millions)	(millions)	Ratio

Proven	226.3	0.69	0.12	5,032	600
Probable	258.4	0.64	0.13	5,357	737

Total	484.7	0.67	0.13	10,389	1,338	952.3	1,437.0	1.96

     Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

     The mineral reserve (within a pit design) has been estimated in using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $400 per ounce gold and U.S. $1.15 per pound copper and an internal revenue cut-off of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite.

BRISAS WORK TO DATE

     Over US $100 million has been expended (including costs capitalized and costs expensed in the period incurred) on Brisas since we acquired it in 1992. These costs include: property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 875 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs and a Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43–101 report which was most recently updated in November 2006 as described above.

     We continue to execute our plan for obtaining the required additional permits and authorizations related to Brisas, finalizing detailed engineering and various technical studies focused on optimizing the design and economics of the project and preparing to commence construction activities. In addition, efforts related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, land use permits and a number of other agreements related to the construction and operation of Brisas are progressing.

RECENT BRISAS DEVELOPMENTS

     On May 7, 2007 the Company filed preliminary short form prospectuses with Canadian securities regulators and related registration statements with the U.S. Securities and Exchange Commission under the U.S.–Canada multi-jurisdictional disclosure system relating to proposed concurrent public offerings of 16,000,000 of its Class A common shares and US$75 million aggregate principal amount of its senior subordinated convertible notes. The Company has granted the underwriters an option for a period of 30 days to purchase up to an additional 2,400,000 Class A common shares and an option for a period of 13 days to purchase up to an additional US$11,250,000 aggregate principal amount of its senior subordinated convertible notes, in each case, to cover over-allotments, if any. Neither offering is contingent on the completion of the other and the Company can give no assurance that either offering will be completed. If one or both of the offerings are completed, the Company intends to use the net proceeds to fund construction activities, equipment purchases and ongoing development of Brisas.

     In early 2007, the MINAMB accepted our ESIA, which is the basis for the issuance of all MINAMB permits and authorizations that we require to ultimately exploit the gold and copper mineralization at Brisas. On March 27, 2007, the MINAMB issued to us the Authorization for the Affectation of Natural Resources for the Construction of the Infrastructure and Services Phase of Brisas which allows us to commence certain infrastructure and construction activities at or near the mine site.

     In early November 2006 we appointed Corporación Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLAs) to arrange up to US$425 million of project debt for Brisas. Any future funding is, among other things, subject to satisfactory due diligence findings, sufficient equity capital being raised for the project, market conditions, final credit committee approval and other conditions precedent.

     In November 2006 PAH calculated an updated mineral resource and reserve estimate for Brisas which was previously discussed in this report. The Brisas operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite.

     In October 2006 a Venezuela-Canada Business Forum was organized by the Government of Venezuela to promote trade and investment between the two countries. The program facilitated one-on-one meetings, technology transfer, and investment opportunities. In addition to meeting with Canadian and Venezuelan diplomatic officials and representatives of MINAMB and MIBAM, we met with representatives of Crystallex International Corporation, operators of the Las Cristinas Project to the north, to discuss potential areas of cooperation that might result in certain synergies– not only economically but environmentally and socially. Representatives of the two companies agreed to cooperate on a number of issues including management of regional ground and surface water and the relocation of the Las Cristinas water diversion ditch allowing for a more rational exploitation of the Brisas deposit (for which Brisas agreed to withdraw an earlier protest related to the same once the agreement is accepted and approved by the appropriate government ministries and Corporacion Venezolana de Guayana), joint explosives management and storage, use of a single landing strip, development and use of a community sanitary landfill, development of a single National Guard post for explosive storage, and joint efforts aimed at optimizing access to the projects with limited impact on the community. In addition, both companies agreed to continue exploring ways to take advantage of other synergies that protect the environment and contribute to the quality of life of the local community.

CHOCO 5 PROPERTY

     The Choco 5 property (a 5,000 hectare concession) is an early stage gold exploration property located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, we have invested approximately $900,000 on acquisition and exploration costs. On-going activities on the property include environmental permitting, geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, geophysical testing of established gold anomalies in the eastern sector of the property as well as other identified targets, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities. Our exploration activities are managed out of our office in the community of El Callao.

Financial Overview

Overview

     The following discussion of the our financial position as of March 31, 2007 and results of operations for the three months ended March 31, 2007 and 2006 are to be read in conjunction with our unaudited consolidated financial statements and related notes, included herein.

     We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management’s discussion and analysis, dated May 11 2007, are intended to provide investors with a reasonable basis for assessing our financial performance as well as certain forward-looking statements relating to our potential future performance. Additional information can be found at www.sedar.com and www.sec.gov.

     We are engaged in the business of exploration and development of mining projects. We are presently focusing our management and financial resources on Brisas, located in Bolivar State, Venezuela. We have no commercial production at this time. As a result, we have not recorded revenue or cash flow from our mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue until Brisas is fully developed and put into commercial production. We have historically financed our operations through the sale of common stock and other equity securities. Brisas, if constructed, is expected to be financed with equity as well as project and corporate debt financing.

     In February 2005, we, together with independent consultants, completed the Brisas Bankable Feasibility Study. In April 2006, we updated the estimated initial capital costs for Brisas to approximately US$638 million (exclusive of costs incurred to date). In November 2006, PAH updated the mineral resource and reserve estimate and prepared a 43-101 report (the “Brisas Report”) for Brisas which is discussed above.

     The estimated initial capital cost, as of April 2006, to construct and place Brisas into production totaling $638 million excludes value added taxes currently estimated at $50 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. In October 2006, the Venezuelan government passed a law exempting certain imported items from VAT and import duties and more recently announced its intention to reduce the VAT tax to 9% in July 2007 and eventually eliminate VAT within three years. To the extent available or required we plan to submit the required applications for all available exonerations and expect to obtain such exonerations prior to the construction of the project.

     Venezuela has, at times, experienced high levels of inflation, political and civil unrest, government involvement in strategic industries and changes in and proposed changes in regulatory regimens during the last several years. Despite these matters, we have not curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

     We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of, and subsequently operating, Brisas. Consistent with other mining projects of this magnitude and in addition to permits or authorizations that must be received from the MINAMB, we need to receive a number of other permits or authorizations from various local, state and federal agencies.

     To our knowledge, all of our properties are in compliance in all material respects with the appropriate regulations and requirements of the mining law and our agreements. Our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government’s social agenda including the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy. We are committed to the economic and social development of Brisas in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

     We believe references in this report to cash costs per ounce (a non-GAAP measure of performance) enables certain investors to better understand Brisas’ potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian and U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measure–total cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Critical Accounting Estimates

     Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of Brisas; mineral reserve and resource estimates, stock-based compensation, tax calculations and contingencies. We have reviewed the development and selection of our critical accounting estimates with our Audit Committee with which they have concurred.

     The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Substantially all of our investment in property, plant and equipment represents amounts invested in Brisas located in Venezuela. Our capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things, our current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. See our Annual Information Form for further discussion of risk factors.

     We operate and file tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Significant Accounting Policies

Our accounting policies are described in Note 1 of the consolidated financial statements contained in our 2006 Annual Information Form with the exception of the changes described in Note 5 of the unaudited March 31, 2007 interim consolidated financial statements. The more significant accounting policies are as follows:

Financial Instruments and Comprehensive Income. Effective January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This section establishes standards for determining when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether it will be measured using a cost-based or fair value method. As of January 1, 2007, our investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined by reference to published price quotations in active markets and changes in these fair values are reflected in other comprehensive income and included in shareholders’ equity.

We also adopted CICA section 1530, Comprehensive Income effective January 1, 2007. This section requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale securities, gains and losses on certain derivative instruments and foreign currency gains and losses from self sustaining foreign operations.

Stock Based Compensation. We use the fair value method of accounting for stock options granted to employees and directors. Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties which are abandoned are written-off and properties determined to be impaired are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Results of Operations

     Our results of operation are a product of operating expenses, primarily related to the development of Brisas, net of investment income. Consolidated net loss for the three months ended March 31, 2007 amounted to $2.9 million or $0.07 per share compared to consolidated net income of $2.3 million or $0.06 per share, respectively, for the same period in 2006.

     Other income for the three month period ended March 31, 2007 decreased by $4.2 million over the comparable period in 2006. The change was primarily due to a significant non-recurring gain on sale of marketable securities in 2006. Total expense for the three months ended March 31, 2007 increased by $1.1 million, over the comparable period in 2006. The change was primarily due to an increase in general and administrative expense principally related to non-cash stock option compensation expense and costs associated with the development of Brisas.

Selected Quarterly Financial Data (Unaudited)

     We recorded a net loss in the three month period ended March 31, 2007 as a result of costs associated with the development of Brisas. Operating expense during the first quarter of 2007 decreased from the fourth quarter of 2006 mainly due to decreases in foreign currency loss, consultant fees and legal and accounting fees.. The quarterly results shown below for 2006 and 2005 generally reflect the increasing costs associated with the development and financing of Brisas including personnel costs, investor relations and consultant fees.

(Unaudited)
Quarter ended	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05

Other Income	$673,124	$1,417,955	$1,119,412	$888,611	$ 4,826,080	$ 429,656	$ 395,410	$ 392,064
Net income (loss)
before tax	(2,871,675)	(4,873,662)	(2,317,115)	(1,610,458)	2,346,293	(3,343,377)	(1,755,640)	(1,803,271)
Per share	(0.07)	(0.13)	(0.06)	(0.04)	0.07	(0.10)	(0.05)	(0.05)
Diluted	(0.07)	(0.13)	(0.06)	(0.04)	0.07	(0.10)	(0.05)	(0.05)
Net income (loss)	(2,874,969)	(5,057,977)	(2,501,572)	(1,716,975)	2,299,779	(3,344,848)	(1,755,640)	(1,803,271)
Per share	(0.07)	(0.13)	(0.06)	(0.05)	0.06	(0.10)	(0.05)	(0.05)
Diluted	(0.07)	(0.13)	(0.06)	(0.05)	0.06	(0.10)	(0.05)	(0.05)

Liquidity and Capital Resources

     Our significant investing activities during the three months ended March 31, 2007 included the sale or maturity of marketable securities, on a net basis, of approximately $0.4 million and the purchase of property, plant and equipment of approximately $2.6 million. Capitalized development costs incurred on Brisas represent the majority of the amount invested in property, plant and equipment.

      Our total financial resources, which include cash plus marketable securities, decreased approximately $5.7 million from December 31, 2006 to approximately $25.3 million as of March 31, 2007.

As of May 11, 2007, we had the following shares, equity units, warrants and share options issued:

Class A common shares	40,784,519
Equity units [1]	1,085,099
Class A common share purchase warrants [2]	2,680,500
Class A common share purchase options [3]	2,514,139

1)	An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

2)	In 2004, we completed a Unit offering which included Class A common share purchase warrants entitling the holders to acquire 2,680,500 Class A common shares at a price of Cdn $6.50 per share for a period of 24 months following the closing date or November 6, 2006. In late October 2006, we announced our plan to delist all of the 2,680,500 issued and outstanding warrants from the Toronto Stock Exchange. Thereafter on October 31, 2006, we received approval from the Toronto Stock Exchange to amend certain terms of the 2,680,500 unlisted warrants. Subject to the receipt of shareholder approval at the next annual shareholders’ meeting and the signing of a supplemental warrant indenture with the warrant agent, the expiry date of the Warrants will be extended to July 31, 2007 and the exercise price of the Warrants will be amended from Cdn$6.50 to Cdn$6.55. Until the date and time our shareholders authorize the proposed amendments to the Warrants, the proposed amendments to the Warrants will not be effective.

3)	Exercisable at between $0.69 and $5.36 per share.

     With the completion of the Feasibility Study and updates thereto and the engagement of SNC-Lavalin, our efforts continue to be focused primarily on obtaining suitable funding, completing detailed project engineering, preparing and implementing project related contracts such as port facilities, concentrate sales contracts, electricity and fuel supply contracts, completing other agreements related to the construction and operation of Brisas and obtaining the required permits or authorizations from MINAMB. Initial capital expenditures required to put Brisas into production as presently proposed by us is estimated, as of April 2006, to be approximately $638 million over a 30 month construction period. Completion of the construction of Brisas is primarily dependent upon obtaining sufficient financing.

     On May 7, 2007 the Company filed preliminary short form prospectuses with Canadian securities regulators and related registration statements with the U.S. Securities and Exchange Commission under the U.S.–Canada multi-jurisdictional disclosure system relating to proposed concurrent public offerings of 16,000,000 of its Class A common shares and US$75 million aggregate principal amount of its senior subordinated convertible notes. The Company has granted the underwriters an option for a period of 30 days to purchase up to an additional 2,400,000 Class A common shares and an option for a period of 13 days to purchase up to an additional US$11,250,000 aggregate principal amount of its senior subordinated convertible notes, in each case, to cover over-allotments, if any. Neither offering is contingent on the completion of the other and the Company can give no assurance that either offering will be completed. If we successfully complete this offering, the concurrent offering or both, we will still require additional funding to complete the Brisas project. We currently expect to raise that additional funding primarily through project debt financing and future issuances of additional shares or debt instruments of the Company

     As of May 11, 2007 we held approximately $20 million in cash and investments. In the near-term, we believe that cash and investment balances are sufficient to enable us to fund pre-construction activities through 2007 (excluding substantial Brisas construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our future work plans, our assessment of the financial markets, the political, regulatory and economic conditions in Venezuela, our share price and the price of gold and copper. We provide no assurances that we will be able to obtain the substantial additional financing that will be needed to construct Brisas. Failure to raise the required funds will mean we will be unable to construct and operate Brisas.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of March 31, 2007:

		Payments due by Period

		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

EP & CM Contractor[1]	$ 40,000,000	$ 15,000,000	$ 25,000,000
Mandated Lender Group[2]	1,800,000	1,800,000
Operating Lease[3]	234,646	122,424	112,222

Total	$ 42,034,646	$ 16,922,424	$ 25,112,222

1The amounts shown above are conditioned on obtaining sufficient project financing and on-going project approvals for Brisas. The Company maintains EP & CM services contracts under which the Company is expected to pay as much as $40 million. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

2The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for Brisas. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The amount shown above represents the amount payable under the contract if financing is not secured during 2007 and the contract is not cancelled by the Company. Prior to July 1, 2007, the agreement is cancellable by the Company upon payment of a break fee of $250,000 to each of the four Mandated Lender group members. Thereafter the agreement is cancellable at anytime with no further obligation of the Company.

3The Company leases office space under a non-cancelable operating lease which expires March 1, 2009.

Transactions with Related Parties

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at March 31, 2007 and December 31, 2006 which represented 46% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at March 31, 2007 and December 31, 2006. In addition, MGC Ventures owned 280,000 common shares of Great Basin at March 31, 2007 and December 31, 2006. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at March 31, 2007 and December 31, 2006, which represented 46% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at March 31, 2007 and December 31, 2006. Great Basin also owned 170,800 common shares of MGC Ventures at March 31, 2007 and December 31, 2006. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

CONSOLIDATED BALANCE SHEETS
March 31, 2007 (unaudited) and December 31, 2006

U.S. Dollars	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$ 20,035,490	$ 25,374,688
Marketable securities (Note 5)	5,239,126	3,309,622
Deposits, advances and other	669,889	515,396

Total current assets	25,944,505	29,199,706

Property, plant and equipment, net	77,266,926	73,643,895
Other	1,873,176	1,772,120

Total assets	$ 105,084,607	$ 104,615,721

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$ 2,316,869	$ 1,914,633
Future income tax (Note 5)	234,393	–

Total current liabilities	2,551,262	1,914,633

Minority interest in consolidated subsidiaries	1,739,056	1,729,076

Total liabilities	4,290,318	3,643,709

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value, none issued	–	–
Common shares and equity units, without par value	167,717,010	167,463,742
Less common shares held by affiliates	(636,267)	(636,267)
Stock options	3,882,052	3,105,169
Accumulated deficit	(71,834,730)	(68,959,761)
Accumulated other comprehensive income (Note 5)	1,667,095	–
KSOP debt	(871)	(871)

Total shareholders' equity	100,794,289	100,972,012

Total liabilities and shareholders' equity	$ 105,084,607	$ 104,615,721

Subsequent Event (Note 7)

The accompanying notes are an integral part of the consolidated financial statements.
Approved by the Board of Directors:
s/ Chris D. Mikkelsen s/ Patrick D. McChesney

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2007 and 2006 (unaudited)

U.S. Dollars	2007	2006

OTHER INCOME
Interest	$ 207,576	$ 199,629
Gain on sale of marketable securities	465,548	4,626,451

	673,124	4,826,080

EXPENSES
General and administrative	2,153,323	1,122,183
Technical services	1,343,517	908,313
Corporate communications	116,999	149,800
Legal and accounting	53,476	253,132
Foreign currency (gain) loss	(132,496)	65,336
Minority interest in net income
(loss) of consolidated subsidiaries	9,980	(18,977)

	3,544,799	2,479,787

Net income (loss) before tax	$ (2,871,675)	$ 2,346,293
Income tax	3,294	46,514

Net income (loss)	$ (2,874,969)	$ 2,299,779

Net income (loss) per share, basic and diluted	$ (0.07)	$ 0.06

Weighted average common
shares outstanding	40,988,215	35,614,591

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

For the Three Months Ended March 31, 2007 and 2006 (unaudited)

U.S. Dollars

Deficit, December 31, 2006	$ (68,959,761)
Net loss for the period	(2,874,969)

Deficit, March 31, 2007	$ (71,834,730)

Deficit, December 31, 2005	$ (61,983,016)
Net income for the period	2,299,779

Deficit, March 31, 2006	$ (59,683,237)

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the Three Months Ended March 31, 2007 (unaudited)

U.S. Dollars

Net income (loss)	$ (2,874,969)
Other comprehensive loss, net of tax:
Unrealized holding loss arising during period (Note 5)	(358,612)

Other comprehensive loss	(358,612)

Total comprehensive loss	$ (3,233,581)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2007 and 2006 (unaudited)

U.S. Dollars	2007	2006

Cash Flows from Operating Activities:

Net income (loss)	$(2,874,969)	$ 2,299,779
Adjustments to reconcile net income (loss) to net cash
used by operating activities:
Stock option compensation	801,793	193,925
Depreciation	45,029	28,460
Amortization of discount on
marketable securities	–	(419)
Foreign currency loss	–	65,336
Minority interest in net income (loss) of
consolidated subsidiaries	9,980	(18,977)
Net gain on sale of marketable securities	(465,548)	(4,626,451)
Shares issued for compensation	155,531	91,750
Changes in non-cash working capital:
Net increase in deposits
and advances	(154,493)	(214,675)
Net increase (decrease) in accounts payable
and accrued expenses	(660,473)	1,045,764

Net cash used by operating activities	(3,143,150)	(1,135,508)

Cash Flows from Investing Activities:

Proceeds from the sale and maturity of
marketable securities	965,548	6,159,725
Purchase of marketable securities	(528,016)	(1,467,309)
Purchase of property, plant and equipment	(2,605,351)	(3,722,517)
Other	(101,056)	51,443

Net cash provided (used) by investing activities	(2,268,875)	1,021,342

Cash Flows from Financing Activities:

Proceeds from the issuance of common shares	72,827	96,833

Net cash provided by financing activities	72,827	96,833

Change in Cash and Cash Equivalents:

Net decrease in cash and cash equivalents	(5,339,198)	(17,333)
Cash and cash equivalents - beginning of period	25,374,688	19,370,252

Cash and cash equivalents - end of period	$ 20,035,490	$ 19,352,919

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes To Consolidated Financial Statements

For the Three Months Ended March 31, 2007 and 2006 (unaudited)

Expressed in U.S. Dollars

1. Basis of Presentation

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

     In our opinion, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the “Company, we, us, or our”) as of March 31, 2007, and the results of operations and the cash flows for the three months ended March 31, 2007 and 2006. The results of operations for the three months ended March 31, 2007 and 2006 are not necessarily indicative of the results to be expected for the full year.

     These financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements, with the exception of the changes in Note 5, and should be read in conjunction with the consolidated financial statements including notes thereto included in the our 2006 annual report.

2. Geographic Segments

Net Income (Loss) for the Three Months Ended March 31, 2007 and 2006

	2007	2006

North America	$ (1,839,836)	$ 3,027,591
South America	(1,035,133)	(727,812)

Consolidated	$ (2,874,969)	$ 2,299,779

Selected Notes To Consolidated Financial Statements

For the Three Months Ended March 31, 2007 and 2006 (unaudited)

Expressed in U.S. Dollars 3. Share Option Plan

     Our Equity Incentive Plan (the Plan) allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 791,668 options remaining for future grants at March 31, 2007. Share option transactions for the three months ended March 31, 2007 and 2006 are as follows:

	2007		2006

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of period	2,662,716	$ 3.36	3,148,844	$ 1.36
Options exercised	(84,077)	0.87	(72,519)	$ 1.34
Options canceled	–	–	(3,500)	$ 4.14

Options outstanding at end of period	2,578,639	3.44	3,072,825	$ 1.36

Options exercisable at end of period	1,409,737	2.84	2,492,997	$ 1.21

	Price		Price
	Range		Range

Exercise price at end of period	$0.69 - $ 5.36		$ 0.57 - $ 4.14
Exercise price for exercisable shares	$0.69 - $ 5.36		$ 0.57 - $ 4.14

     We recorded additional compensation expense of $801,793 and $193,925 for stock options vested during the three months ended March 31, 2007 and 2006. During 2006, the shareholders approved extending the expiration date of 1,755,250 options from June 8, 2006 to December 31, 2006. No new options were granted in 2007.

4. Common Stock

     During the three months ended March 31, 2007, the Company issued 84,077 shares for $72,827 upon exercise of stock options and 39,875 shares valued at $155,531were issued as compensation.

     During the three months ended March 31, 2006, the Company issued 72,519 shares for $96,833 upon exercise of stock options and 20,000 shares valued at $91,750 were issued for compensation.

5. New Accounting Standards

     Effective January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This section establishes standards for determining when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether it will be measured using a cost-based or fair value method. As of January 1, 2007, our investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined by reference to published price quotations in active markets and changes in these fair values are reflected in other comprehensive income and included in shareholders’ equity.

     We also adopted CICA section 1530, Comprehensive Income effective January 1, 2007. This section requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale securities, gains and losses on certain derivative instruments and foreign currency gains and losses from self sustaining foreign operations.

     As of January 1, 2007, the effect on our balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

		Adjustment on	January 1, 2007
	December 31, 2006	Adoption of	Opening
U.S. Dollars	as Reported	New Standards	Balance

ASSETS

Current Assets
Cash and cash equivalents	$ 25,374,688		$ 25,374,688
Marketable securities	3,309,622	2,334,240A	5,643,862
Deposits, advances and other	515,396		515,396

Total current assets	29,199,706	2,334,240	31,533,946

Property, plant and equipment, net	73,643,895		73,643,895
Other	1,772,120		1,772,120

Total assets	$ 104,615,721	2,334,240	$ 106,949,961

LIABILITIES

Current Liabilities:
Accounts payable and accrued expenses	$ 1,914,633		$ 1,914,633
Future income tax	-	308,533B	308,533

Total current liabilities	1,914,633	308,533	2,223,166

Minority interest in consolidated subsidiaries	1,729,076		1,729,076

Total liabilities	3,643,709	308,533	3,952,242

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value, none issued
Common shares and equity units, without par value	167,463,742		167,463,742
Less common shares held by affiliates	(636,267)		(636,267)
Stock options	3,105,169		3,105,169
Accumulated deficit	(68,959,761)		(68,959,761)
Accumulated other comprehensive income	-	2,025,707C	2,025,707
KSOP debt	(871)		(871)

Total shareholders' equity	100,972,012	2,025,707	102,997,719

Total liabilities and shareholders' equity	$ 104,615,721	2,334,240	$ 106,949,961

A Investments in marketable securities previously accounted for at cost are designated as available-for-sale and carried at fair value.

B The tax effect of the adjustment to marketable securities is recorded as a future tax liability.

C The adjustment to marketable securities, net of future tax is recorded as accumulated other comprehensive income.

Our accumulated other comprehensive income consists of unrealized gains on available-for-sale securities, net of tax. Following is a summary of the changes in accumulated other comprehensive income since the adoption of the new accounting standard on January 1, 2007.

Accumulated Other Comprehensive Income

Opening balance on adoption of new accounting standard, January 1, 2007			$ 2,025,707
Other comprehensive loss during the period			(358,612)

Accumulated Other Comprehensive Income at March 31, 2007			$ 1,667,095

6.	Marketable Securities:
Quoted
		Cost	Market Value

March 31, 2007

Available-for sale securities		$ 3,337,638	$ 5,239,126

Quoted
		Cost	Market Value

December 31, 2006

Equity Securities		$ 3,309,622	$ 5,643,862

At December 31, 2006, the Company’s marketable securities consisted of investments in equity securities which were carried at cost. Effective January 1, 2007, with the adoption of the new accounting standard related to financial instruments (see note 5), the company’s marketable securities have been classified as available-for-sale and are recorded at quoted market value.

7. Subsequent Event:

     On May 7, 2007 the Company filed preliminary short form prospectuses with Canadian securities regulators and related registration statements with the U.S. Securities and Exchange Commission under the U.S.–Canada multi-jurisdictional disclosure system relating to proposed concurrent public offerings of 16,000,000 of its Class A common shares and US$75 million aggregate principal amount of its senior subordinated convertible notes. The Company has granted the underwriters an option for a period of 30 days to purchase up to an additional 2,400,000 Class A common shares and an option for a period of 13 days to purchase up to an additional US$11,250,000 aggregate principal amount of its senior subordinated convertible notes, in each case, to cover over-allotments, if any. Neither offering is contingent on the completion of the other. The Company intends to use the net proceeds from the offerings to fund construction activities, equipment purchases and ongoing development of Brisas.

99.2 Chief Executive Officer’s certification of interim filings

Date: May 11, 2007

I, Rockne J. Timm, Chief Executive Officer, Gold Reserve Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold Reserve Inc., (“the issuer”) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Signature: s/Rockne J. Timm Rockne J. Timm Chief Executive Officer

99.3 Chief Financial Officer’s certification of interim filings

Date: May 11, 2007

I, Robert A. McGuinness, Chief Financial Officer, Gold Reserve Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold Reserve Inc., (“the issuer”) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Signature: s/Robert A. McGuinness Robert A. McGuinness Chief Financial Officer